SERVICE FEE LETTER

                                                              February 27, 2003

Mr. Lawrence L. Grypp, President
Columbus Life Insurance Company
400 East Fourth Street
Cincinnati, Ohio  45202

Dear Mr. Grypp:

         This letter confirms certain financial arrangements between Touchstone Advisors, Inc. ("TAI"), the investment advisor to the Touchstone Variable Series Trust (the "Trust"), and Columbus Life Insurance Company ("Insurance Company"), in connection with Insurance Company's investment in the Trust. TAI agrees to compensate Insurance Company for providing administrative support services to contract owners of the variable life insurance or variable annuity products identified in Schedule A with contract values allocated to investment options investing in the Trust ("Contract Owners").

         Insurance Company has provided and shall provide any combination of the following administrative support services, as agreed upon by the parties from time to time, to Contract Owners: printing and delivering prospectuses, statements of additional information, shareholder reports, proxy statements and marketing materials to prospective and existing Contract Owners; providing educational materials regarding the Trust; providing facilities (including office space and equipment, telephone facilities and personnel) to answer questions from prospective and existing Contract Owners about the Trust; receiving and answering correspondence; complying with federal and state securities laws pertaining to the sale of Trust shares; assisting Contract Owners in completing application forms and selecting account options; and providing Contract Owner record keeping and similar administrative services.

         This Agreement will be effective on a retroactive basis to April 1, 2001 with payment through December 31, 2002. One lump payment will be made to Insurance Company by the end of the first quarter 2003. The lump payment will be paid in accordance with Schedule A.

         TAI and Insurance Company shall provide each other party or its designated agent reasonable access to its records to permit it to audit or review the accuracy of the charges submitted for payment under this Agreement.


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Service Fee Letter
Columbus Life Insurance Company
November 1, 2002




         This Agreement will be in effect through December 31, 2002.

         If this Agreement meets with your approval, please have the enclosed duplicate copy of this letter signed on behalf of Insurance Company and return it to my attention.

                                            Sincerely,



                                            Jill T. McGruder
                                            President & Chief Executive Officer


Agreed to and accepted on behalf of
COLUMBUS LIFE INSURANCE COMPANY


By:
    ----------------------------------------
         Lawrence L. Grypp
         President


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                                   SCHEDULE A
                                   ----------

                            SERVICE FEE AND PRODUCTS
                            ------------------------

         The Services Fee for the Columbus Life Variable Universal Life product (VUL01) will be 10 basis points per annum, paid on the average quarterly balance of all accounts serviced by CLIC.

         The Services Fee for the Pinnacle (VUL02) and Survivor (VUL02) products will be 25 basis points per annum, on the average quarterly balance of all accounts serviced by CLIC.